===========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             -----------------

                                 FORM 11-K
                             -----------------

    [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the fiscal year ended December 31, 2000

                                     OR

    [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from _______________ to _____________


                       Commission file number: 1-6948


                      UNITED DOMINION INDUSTRIES, INC.
                                COMPASS PLAN
                          700 Terrace Point Drive
                       Muskegon, Michigan 49443-3301

            (Full title of the plan and the address of the plan)



                              SPX CORPORATION
                          700 Terrace Point Drive
                       Muskegon, Michigan 49443-3301

        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                      UNITED DOMINION INDUSTRIES, INC.
                                COMPASS PLAN

              Financial Statements and Supplemental Schedules

                         December 31, 2000 and 1999

                (With Independent Auditors' Report Thereon)

                        INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Dominion Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of United Dominion Industries, Inc. Compass Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of
(1) assets held for investment purposes at end of year as of December 31, 2000, (2) reportable transactions for the year ended December 31, 2000, and
(3) nonexempt transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                /s/ KPMG LLP

July 13, 2001

                      UNITED DOMINION INDUSTRIES, INC.
                                COMPASS PLAN

              Statements of Net Assets Available for Benefits

                         December 31, 2000 and 1999


               ASSETS                                    2000         1999
                                                     -----------  -----------
Investments at contract value:
   Stable Capital Master Trust                     $  58,467,695   57,772,140
Investments at fair value:
   Pooled Company Stock Master Trust                   3,222,679    4,173,530
   Common trust and mutual funds                     179,397,429  189,418,926
   Participant Loans                                   7,529,715    6,939,212
                                                     -----------  -----------
          Total investments                          248,617,518  258,303,808
                                                     -----------  -----------

Receivables:
   Employee contributions                                710,959      544,432
   Employer contributions                              2,711,747    3,072,137
   Other                                                  27,553       11,907
                                                     -----------  -----------
          Total receivables                            3,450,259    3,628,476
                                                     -----------  -----------

Cash and cash equivalents                                  1,091        1,422
                                                     -----------  -----------

Net assets available for benefits                 $  252,068,868  261,933,706
                                                     ===========  ===========



See accompanying notes to the financial statements.

                      UNITED DOMINION INDUSTRIES, INC.
                                COMPASS PLAN

         Statements of Changes in Net Assets Available for Benefits

                         December 31, 2000 and 1999



            ADDITIONS TO NET ASSETS:                  2000           1999
                                                  ------------   ------------

Investment income:
     Interest and dividends                       $ 14,760,859    12,327,641
     Realized gains, net (note 5)                   13,317,358     7,816,110
     Unrealized (losses) gains, net (note 5)       (45,006,684)   19,496,923
                                                  ------------   ------------
                                                   (16,928,467)   39,640,674
                                                  ------------   ------------

Contributions:
     Employer                                        4,739,074     5,296,608
     Employee                                       15,421,703    13,884,320
                                                  ------------   ------------
                                                    20,160,777    19,180,928
                                                  ------------   ------------

Net assets acquired from merged plans (note 1)      15,485,411     3,331,614
                                                  ------------   ------------

          Total additions                           18,717,721    62,153,216
                                                  ------------   ------------

            DEDUCTIONS FROM NET ASSETS:

Distributions to participants                       22,693,927    19,725,861
Net assets transferred to other plans (note 1)       5,888,632           --
                                                  ------------   ------------

          Total deductions                          28,582,559    19,725,861
                                                  ------------   ------------

Net (decrease) increase                             (9,864,838)   42,427,355

Net assets available for benefits:
     Beginning of year                             261,933,706   219,506,351
                                                  ------------   ------------
     End of year                                  $252,068,868   261,933,706
                                                  ============   ============



See accompanying notes to the financial statements.

                      UNITED DOMINION INDUSTRIES, INC.
                                COMPASS PLAN

                     Notes to the Financial Statements

                         December 31, 2000 and 1999


(1)  PLAN DESCRIPTION

     The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is offered on a voluntary basis to eligible salaried and non-union hourly employees of United Dominion Industries, Inc. (the Company) except for those employees already covered by another Company sponsored defined contribution plan. An eligible employee may become an active participant in the Plan immediately following his or her full employment with United Dominion Industries, Inc. Although the Company anticipates the Plan will continue indefinitely, it reserves the right to amend, suspend, or terminate the Plan in whole or in part at any time, providing that such an action does not retroactively reduce participant benefits earned.

     The Plan is administered by the Company's Pension Committee which is appointed by the Board of Directors of the Company.

     During 1999, the net assets of the Radiodetection Corp. 401(k) Plan ($639,070) and the Lunaire Limited Profit Sharing Plan ($2,692,544) were merged into the Plan. All requirements and restrictions for both the Radiodetection and Lunaire participants are included within Amendment VIII to the Compass Plan.

     During 2000, the net assets of the Kelley Corporation 401(k) Plan ($7,993,352) were merged into the Plan. Subsequently, $5,058,941 of the net assets from the Kelly Corporation were transferred to the United Dominion Industries Compass Plan for Hourly Employees as they related to employees included in the United Dominion Industries Compass Plan for Hourly Employees. All requirements and restrictions for the Kelley participants are included within Amendment VIII to the Compass Plan document.

     During 2000, the net assets of the Bran & Luebbe 401(k) Plan ($4,780,592) and the Stowe Manufacturing 401(k) Plan ($2,673,030) were merged into the Plan. All requirements and restrictions for the Bran & Luebbe and Stowe participants are included within Amendment VIII to the Compass Plan document. Other miscellaneous transfers into the Plan during 2000 amounted to $38,437.

     During 2000, the Company sold net assets of Lee Engineering. In connection with the divestiture, the net assets of $790,976, related to Lee Engineering employees, were transferred out of the Plan to the acquiring company. Other miscellaneous transfers out of Plan during 2000 amounted to $38,715.

     Contributions to the Plan by employees are limited to 15% of an employee's annual before-tax compensation to a maximum of $10,500 and $10,000 for 2000 and 1999, respectively, indexed for inflation, and subject to certain discrimination tests prescribed by the Internal Revenue Code (the Code). In addition to these limitations, contributions by individuals who participate in both the Plan and a Company sponsored defined benefit plan are further restricted by
     Section 415(e) of the Code which limits the total contributions made by employees and by employers to qualified benefit plans on the employees' behalf. Participants in the Plan are at all times 100% vested in their Plan account balances and earnings related to their contributions. All matches are performance based and are at the discretion of the Company. Vesting for participants in the employer contributions and earnings occur at 25% per year, fully vesting after 4 years. Effective May 24, 2001, participants are 100% vested in all employer contributions. Before-tax contributions and the earnings on before-tax contributions are not subject to income tax until such time as they are withdrawn from the Plan.

     Sections 401(k) and 401(m) of the Code limits the average percentage of compensation that can be contributed by or on behalf of highly paid employees (as defined in the Code) in relation to the average percentage of compensation contributed by or on behalf of all other eligible employees. There were no refunds for the 2000 and 1999 Plan years pursuant to these sections.

     Participants in the Plan are able to receive their vested employer contributions and/or their pre-tax contribution account balances in a lump sum or installment payments in the event of death, disability, termination of employment, or retirement. In addition, participants are also able to obtain their vested employer contributions and/or their pre-tax account balances if, subject to Company approval, they are able to demonstrate financial hardship, as defined by the Plan. A participant's application for hardship distribution of his or her vested employer contributions and/or pre-tax account balance can be made at any time; and, if approved, the Trustee will cause such a distribution to be paid within ninety days of the application.

     Participants in the Plan are offered the option of investing their account balances in any of the following nine funds (collectively referred to as the Nine Funds) for the period January 1, 1999 through December 31, 2000:

          a) UDI Stable Capital Fund invests in insurance contracts and stable value contracts;

          b)   Templeton Foreign Fund invests in common stocks;

          c) AXP Stock Fund invests in common stocks (replaced by Dreyfus Founders Balanced Fund in September 1999);

          d) United Dominion Company Pooled Stock Fund invests in United Dominion Industries Limited Common Stock;

          e)   AXP New Dimensions Fund invests in common stocks;

          f) AXP Mutual Fund Balanced invests in common stocks (replaced by American Century Income and Growth Fund in September
               1999);

          g) AXP Selective Fund invests in investment grade corporate bonds and U.S. Government Securities;

          h) Equity Index I Fund invests in the American Express Trust Equity Index Base Fund; and

          i)   AIM Constellation Fund invests in common stocks.

     A participant in the Plan can borrow from the Plan an amount not to exceed (1) 50% of the vested balance in the participant's account if the account balance is less than $100,000 or (2) $50,000 if the account balance is equal to or greater than $100,000. A participant must have a minimum vested balance of $2,000 to be eligible for a loan. The loans are secured by the balance in the participant's account and bear interest at rates that range from 7 percent to 10.5 percent. Principal and interest is paid ratably through weekly payroll deductions. The term of the loan may not exceed five years unless the loan is used in the purchase of a primary residence, in which case the term may be for up to 20 years.

     During 1999, the Plan discontinued contributions within the AXP Stock and Mutual Funds. These two funds were replaced by the Dreyfus Founders Balanced Fund and the American Century Income and Growth Fund, respectively. All contributions to the AXP Stock and Mutual Funds have been directed to the new funds. Existing account balances within the AXP Stock and Mutual Funds were transferred to the Dreyfus Founders and American Century Funds during March 2000.

     Participants in the Plan are able to direct both existing account balances as well as future contributions to any one of the Nine Funds. Allocations among the Nine Funds must be in multiples of 1% and can be changed on a daily basis. The investment funds are valued daily.

     The Company has a trust agreement with the Trustee for the United Dominion Industries Trust - Defined Contributions (the Trust); all assets of the Plan are maintained within the Trust in investment accounts for the sole benefit of the Plan, except the UDI Stable Capital Fund and the United Dominion Company Pooled Stock Fund. The assets of the UDI Stable Capital Fund and the United Dominion Company Pooled Stock Fund are each in master trusts which were established for the investment of assets of the United Dominion Industries employee benefit plans. Each participating savings plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by American Express Trust Company. At December 31, 2000 and 1999, the plan's interest in the net assets of the UDI Stable Capital Fund Master Trust were 97% and 99%, respectively. At December 31, 2000 and 1999, the Plan's interest in the net assets of the United Dominion Pooled Company Stock Fund were 89% and 92%, respectively. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair values of investments and investment income of the master trusts as of and for the year ended December 31, 2000 and 1999:

     UDI STABLE CAPITAL MASTER TRUST                  2000          1999
                                                  ------------  ------------
       Investments at fair value:
         Money Market                             $  1,004,929    3,335,491
         Common Trust and Mutual Funds              14,878,805   14,569,225
       Investments at contract value:
         Guaranteed Interest Contracts              44,282,437   40,669,743
                                                  ------------  ------------
                                                  $ 60,166,171   58,574,459
                                                  ============  ============
       Investment income:
         Net appreciation in fair value
          of investments:
           Common Trust and Mutual Funds          $    939,580      854,112
         Interest                                    2,516,222    2,373,625
                                                  ------------  ------------
               Investment income                  $  3,455,802    3,227,737
                                                  ============  ============


UNITED DOMINION COMPANY POOLED STOCK MASTER TRUST         2000          1999
                                                      ------------  ------------
       Investments at fair value:
         Money Market                                 $     73,279      125,088
         United Dominion Industries Limited Common
          Stock                                          3,545,063    4,403,254
                                                      ------------  ------------
                                                      $  3,619,342    4,528,342
                                                      ============  ============
       Investment income:
         Net depreciation in fair value of
          investments:
           Common stock                               $ (1,617,154)     (13,288)
         Interest and dividends                             90,453       73,648
                                                      ------------  ------------
               Investment (loss) income               $ (1,526,701)      60,360
                                                      ============  ============

The Trustee and investment managers/companies have some discretion as to the investment and reinvestment of the assets of the Trust within the guidelines mutually agreed upon between them and the Company for that portion of the Trust's assets for which each has responsibility. The terms and conditions of appointment, authority, and retention of the investment managers/companies is the sole responsibility of the Company. All withdrawal payments are made by the Trustee.

Eligible employees participating in the Plan totaled 7,110 and 6,471 as of December 31, 2000 and 1999, respectively. The number of participants in each fund was as follows:

                                                   DECEMBER 31,    DECEMBER 31,
                                                      2000            1999
                                                  -------------   -------------

  UDI Stable Capital Fund                             3,033          2,931
  Templeton Foreign Fund                              1,605          1,489
  AXP Stock Fund                                         --          1,592
  United Dominion Company Pooled Stock Fund           1,258          1,182
  AXP New Dimensions Fund                             3,740          3,505
  AXP Mutual Fund Balanced                               --          2,218
  AXP Selective Fund                                  1,264          1,248
  Equity Index I Fund                                 2,343          2,083
  AIM Constellation Fund                              2,583          1,926
  American Century Income & Growth Fund               2,067          1,422
  Dreyfus Founders Balanced Fund                      2,189          1,605

The total number of participants in the plan was less than the sum of the number of participants shown above because many were participating in more than one Fund.

Investment income, realized gains and losses, and unrealized appreciation and depreciation are allocated proportionally to participant accounts based on each account's investment in each of the respective Funds.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following accounting policies are followed by the Trust. Unless otherwise noted, the Plan's accounting policies are the same as the
     Trust's:

     (A)  CASH AND CASH EQUIVALENTS

          The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     (B)  INVESTMENTS

          Investments  in  common  shares  of  United  Dominion  Industries
          Limited Pooled Company Stock Fund are valued at the last published sales price on December 31. Mutual funds and all common trust funds are valued at the net asset values quoted by the Funds' sponsors on December 31. Guaranteed investment contracts included in the Stable Capital Fund are valued at contract value (which represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits), because the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest rates range from 5.66% to 8.01%.

     (C)  DIVIDEND AND INTEREST INCOME

          Dividend and interest income is recorded on an accrual basis. The United Dominion Pooled Company Stock Fund received $0.42 and $0.36 per share (US) cash dividend in 2000 and 1999, respectively.

     (D)  SECURITY TRANSACTIONS

          Purchases and sales of securities are recorded on a trade date basis. An average cost basis is used to determine gains or losses on security dispositions.

     (E)  INCOME TAX STATUS

          The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code, and the related Trust is exempt from federal income tax under Section 501(a) of the Code.

          The Plan obtained a determination letter on June 12, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     (F)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (G)  DISTRIBUTIONS

          Distributions to participants are recorded when paid.

     (H)  INVESTMENT VALUATION AND INCOME RECOGNITION

          Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. All company assets are presented at fair value or approximate fair value.

(3)  ADMINISTRATIVE EXPENSES

     The  Company  pays  all   administrative   expenses   associated  with
     sponsorship of the Plan.


(4)  SUCCESSOR TO OTHER PLANS

     Since  the June 1, 1984  introduction  of the Plan,  the  Company  has
     tried,   wherever  possible,   to  substitute  it  for  other  defined
     contribution plans sponsored by United Dominion Industries.


(5)  NET REALIZED GAINS (LOSSES) AND UNREALIZED APPRECIATION (DEPRECIATION)


                                  UDI STABLE              TEMPLETON FOREIGN
                                 CAPITAL FUND                   FUND
                           -------------------------   ----------------------
                              2000           1999         2000        1999
                           -----------   -----------   ----------  ----------

Number of shares sold
  or transferred            1,089,379       806,190      253,951     145,661

Market value of shares
  sold or transferred    $ 14,797,454    10,346,976    2,648,336   1,362,239

Cost of shares sold or
  transferred              11,312,701     8,371,919    2,719,819   1,504,775
                           -----------   -----------   ----------  ----------

Realized gains (losses)
  on sale or transfer
  of shares              $  3,484,753     1,975,057      (71,483)   (142,536)
                           ===========   ===========   ==========  ==========



                                                          UNITED DOMINION
                                   AXP STOCK               COMPANY POOLED
                                     FUND                    STOCK FUND
                           -------------------------   ----------------------
                              2000           1999         2000        1999
                           -----------   -----------   ----------  ----------

Number of shares
  sold or transferred         742,758       276,313      289,296     192,546

Market value of shares
  sold or transferred    $ 21,229,312     7,588,375    2,590,990   2,021,234

Costs of shares sold
  or transferred           17,966,355     6,079,382    3,192,739   2,304,323
                           -----------   -----------   ----------  ----------

Realized gains (losses)
  on sale or transfer
  of shares              $  3,262,957     1,508,993     (601,749)   (283,089)
                           ===========   ===========   ==========  ==========



                               AXP NEW DIMENSION          AXP MUTUAL FUND
                                     FUND                     BALANCED
                           -------------------------   ----------------------
                              2000           1999         2000        1999
                           -----------   -----------   ----------  ----------

Number of shares sold
  or transferred              323,328       208,888    2,219,833     607,550

Market value of shares
  sold or transferred    $ 11,830,544     6,646,503   27,855,980   8,113,514

Cost of shares sold or
  transferred               5,983,576     3,865,733   29,784,530   7,947,592
                           -----------   -----------   ----------  ----------
Realized gains (losses)
  on sale or transfer
  of shares              $  5,846,968     2,780,770   (1,928,550)    165,922
                           ===========   ===========   ==========  ==========



                                 AXP SELECTIVE            EQUITY INDEX I
                                     FUND                      FUND
                           -------------------------   ----------------------
                              2000           1999         2000        1999
                           -----------   -----------   ----------  ----------

Number of shares
  sold or transferred         332,824       426,664      118,316     128,255

Market value of shares
  sold or transferred     $ 2,826,563     3,837,855    4,901,236   4,852,808

Costs of shares sold
  or transferred            3,079,666     3,913,738    3,739,969   3,490,810
                           -----------   -----------   ----------  ----------
Realized gains (losses)
  on sale or transfer
  of shares               $  (253,103)      (75,883)   1,161,267   1,361,998
                           ===========   ===========   ==========  ==========


                                                          AMERICAN CENTURY
                               AIM CONSTELLATION          GROWTH & INCOME
                                     FUND                      FUND
                           -------------------------   ----------------------
                              2000           1999         2000        1999
                           -----------   -----------   ----------  ----------

Number of shares sold
  or transferred              188,268        79,341      103,540       8,679

Market value of shares
  sold or transferred     $ 7,824,476     2,608,569    3,408,533     278,946

Cost of shares sold or
  transferred               5,324,878     2,071,697    3,202,608     269,690
                           -----------   -----------   ----------  ----------
Realized gains on sale
  or transfer of shares   $ 2,499,598       536,872      205,925       9,256
                           ===========   ===========   ==========  ==========



                                    DREYFUS
                                   FOUNDERS
                                 BALANCED FUND
                           -------------------------
                              2000           1999
                           -----------   -----------

Number of shares sold
  or transferred              395,700        23,334

Market value of shares
  sold or transferred     $ 4,152,481       258,884

Cost of shares sold
  or transferred            4,441,706       280,134
                           -----------   -----------
Realized (losses) on
  sale or transfer
  of shares               $  (289,225)      (21,250)
                           ===========   ===========


The cumulative net unrealized appreciation (depreciation) of investments as of December 31, 2000 and 1999 was as follows:

                                                                   UNITED
                                                                  DOMINION
                           UDI STABLE   TEMPLETON       AXP        COMPANY      AXP NEW
                             CAPITAL     FOREIGN       STOCK       POOLED      DIMENSIONS
                              FUND        FUND          FUND      STOCK FUND      FUND
                           ----------   ----------   ----------   ----------   ----------
Unrealized appreciation
  (depreciation) at
  December 31, 1998       $ 5,213,935   (1,492,896)   3,171,577     (895,355)  11,938,177
                           ----------   ----------   ----------   ----------   ----------

Unrealized appreciation
  (depreciation) at
  December 31, 1999         6,420,867      956,466    2,565,234     (644,713)  21,600,836
                           ----------   ----------   ----------   ----------   ----------

Unrealized appreciation
  (depreciation) for
  the year ended
  December 31, 1999       $ 1,206,932    2,449,362     (606,343)     250,642    9,662,659
                           ==========   ==========   ==========   ==========   ==========

Unrealized appreciation
  (depreciation) at
  December 31, 1999       $ 6,420,867      956,466    2,565,234     (644,713)  21,600,836
                           ----------   ----------   ----------   ----------   ----------

Unrealized appreciation
  (depreciation) at
  December 31, 2000         6,326,600      199,748            5   (1,581,506)   3,191,196
                           ----------   ----------   ----------   ----------   ----------

Unrealized appreciation
  (depreciation) for
  the year ended
  December 31, 2000       $   (94,267)    (756,718)  (2,565,229)    (936,793) (18,409,640)
                           ==========   ==========   ==========   ==========   ==========

The cumulative net unrealized appreciation (depreciation) of investments as of December 31, 2000 and 1999 was as follows:

                                                                                AMERICAN
                                                                                 CENTURY     DREYFUS
                           AXP MUTUAL      AXP        EQUITY         AIM        GROWTH &     FOUNDERS
                              FUND      SELECTIVE     INDEX I   CONSTELLATION    INCOME      BALANCED
                            BALANCED       FUND         FUND         FUND         FUND         FUND
                           ----------   ----------   ----------   ----------   ----------   ----------
Unrealized appreciation
  (depreciation) at
  December 31, 1998       $  (942,830)      45,735    2,397,616      968,772          --           --
                           ----------   ----------   ----------   ----------   ----------   ----------

Unrealized appreciation
  (depreciation) at
  December 31, 1999        (1,615,971)    (500,596)   5,021,000    5,889,459      439,174     (230,102)
                           ----------   ----------   ----------   ----------   ----------   ----------

Unrealized appreciation
  (depreciation) for the
  year ended
  December 31, 1999       $  (673,141)    (546,331)   2,623,384    4,920,687      439,174     (230,102)
                           ==========   ==========   ==========   ==========   ==========   ==========

Unrealized appreciation
  (depreciation) at
  December 31, 1999       $(1,615,971)    (500,596)   5,021,000    5,889,459      439,174     (230,102)
                           ----------   ----------   ----------   ----------   ----------   ----------

Unrealized appreciation
  (depreciation) at
  December 31, 2000               --       (37,048)   1,525,731   (7,860,167)  (2,719,625)  (4,149,965)
                           ----------   ----------   ----------   ----------   ----------   ----------

Unrealized appreciation
  (depreciation) for the year
  year ended
  December 31, 2000       $ 1,615,971      463,548   (3,495,269) (13,749,626)  (3,158,798)  (3,919,863)
                           ==========   ==========   ==========   ==========   ==========   ==========

(6)  DEPARTMENT OF LABOR'S FORM 5500

     The Department of Labor's Form 5500 requires separate disclosure of the amount of realized gains and losses, and the instructions to Form 5500 specify that the amount is to be calculated as the difference between the proceeds of assets during the year and the fair value of those assets at the beginning of the year. These financial statements have been prepared in accordance with generally accepted accounting principles which bases the calculation of realized gains and losses on historical cost values. For Form 5500 disclosure purposes, these amounts for the year ended December 31, 2000 and 1999 are as follows:

                                                                   UNITED
                                                                  DOMINION                     AXP
                           USI STABLE   TEMPLETON     AXP NEW      COMPANY         AXP        MUTUAL
                             CAPITAL     FOREIGN     DIMENSIONS    POOLED         STOCK        FUND
                              FUND        FUND          FUND      STOCK FUND      FUND       BALANCED
                           ----------   ----------   ----------   ----------   ----------   ----------
2000
Realized gains (losses)    $  334,656     (162,124)     127,780      (39,884)     697,730     (312,578)
Unrealized gains (losses)   3,033,252     (655,953) (12,796,688)  (1,498,547)         --           --
                           ----------   ----------   ----------   ----------   ----------   ----------
                           $3,367,908     (818,077) (12,668,908)  (1,538,431)     697,730     (312,578)
                           ==========   ==========   ==========   ==========   ==========   ==========

                                                                   AMERICAN
                                                                    CENTURY     DREYFUS
                               AXP        EQUITY         AIM        GROWTH &    FOUNDERS
                            SELECTIVE    INDEX I    CONSTELLATION   INCOME      BALANCED
                              FUND         FUND         FUND         FUND         FUND
                           ----------   ----------   ----------   ----------   ----------
2000
Realized gains (losses)    $    6,526      (86,800)    (119,310)    (101,250)    (183,101)
Unrealized gains (losses)     202,312   (2,253,193) (11,298,524)  (2,851,624)  (4,027,611)
                           ----------   ----------   ----------   ----------   ----------
                           $  208,838   (2,339,993) (11,417,834)  (2,952,874)  (4,210,712)
                           ==========   ==========   ==========   ==========   ==========

                                                                   UNITED
                                                                  DOMINION                     AXP
                           USI STABLE   TEMPLETON     AXP NEW      COMPANY         AXP        MUTUAL
                             CAPITAL     FOREIGN     DIMENSIONS    POOLED         STOCK        FUND
                              FUND        FUND          FUND      STOCK FUND      FUND       BALANCED
                           ----------   ----------   ----------   ----------   ----------   ----------

1999
Realized gains (losses)    $  267,277      124,455      584,089      168,413      216,757      188,224
Unrealized gains (losses)   2,914,712    2,182,372   11,855,381     (200,859)     685,894     (695,674)
                           ----------   ----------   ----------   ----------   ----------   ----------
                           $3,181,989    2,306,827   12,439,470      (32,446)     902,651     (507,450)
                           ==========   ==========   ==========   ==========   ==========

                                                                   AMERICAN
                                                                    CENTURY     DREYFUS
                               AXP        EQUITY         AIM        GROWTH &    FOUNDERS
                            SELECTIVE    INDEX I    CONSTELLATION   INCOME      BALANCED
                              FUND         FUND         FUND         FUND         FUND
                           ----------   ----------   ----------   ----------   ----------
1999
Realized gains (losses)    $ (103,970)     309,173      177,780        9,283      (15,517)
Unrealized gains (losses)    (518,245)   3,676,210    5,279,780      439,147     (235,837)
                           ----------   ----------   ----------   ----------   ----------
                           $ (622,215)   3,985,383    5,457,560      448,430     (251,354)
                           ==========   ==========   ==========   ==========   ==========


(7)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of a fund managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the plan for the period June 1, 1995 through December 31, 2000, and therefore, these transactions qualify as party-in-interest.

(8)  NONEXEMPT TRANSACTIONS

     Included in employee contributions receivable at December 31, 2000 are participant contribution withholdings of $95,731 that were not remitted to the Plan and credited to the participants' accounts until 2001. These contributions withholdings were not remitted to the Plan within fifteen business days, therefore these transactions qualify as nonexempt. The Company identified the affected participants and has remitted or will remit to the Plan the appropriate amounts. The Company also intends to reimburse the Plan for lost earnings.

     During the year ended December 31, 2000 certain participant loan repayments of $7,610 were not credited to the participants' accounts on a timely basis. The Company identified the effected participants and intends to remit to the Plan the appropriate amounts.

(9)  INVESTMENTS

     Investments that represent 5 percent or more of the Plan's net assets are separately identified as follows:

                                                         2000            1999
                                                    ------------   -------------

          UDI Stable Capital Fund                 $   58,467,695      57,772,140
          AXP Stock Fund                                      --      20,502,795
          AXP New Dimensions Fund                     62,901,577      68,071,520
          AXP Mutual Fund Balanced                            --      28,011,522
          AETC -  Collective  Equity Index I Fund     22,775,945      24,060,829
          AIM Constellation Fund                      31,139,050      24,071,234
          Dreyfus Founders Balanced Fund              21,557,589       2,203,614
          American  Century  Income & Growth Fund     23,479,207       5,404,515
          Other                                       28,304,065      28,205,639
                                                    ------------   -------------
                                                  $  248,625,128     258,303,808
                                                    ============   =============

(10) SUBSEQUENT EVENTS

     The Tom Miller Inc. division was sold in October, 2000. On January 5, 2001, the net assets of the Tom Miller Inc. division were transferred out of the Compass Plan. The total amount of the transfer was approximately $1.3 million.

     Effective May 24, 2001, SPX Corporation acquired all the shares of United Dominion Industries Limited, the ultimate parent of United Dominion Industries, Inc.

     The Door division of the Company was sold in June, 2001. The tentative date for the transfer of the net assets of the division's participants is September, 2001. The total amount of the transfer is anticipated to be approximately $19.6 million.

                                                                 SCHEDULE 1

                      UNITED DOMINION INDUSTRIES, INC
                               COMPASS PLAN

      Schedule of Assets Held For Investment Purposes at End of Year

                             December 31, 2000


                                                DESCRIPTION OF        COST OF          CURRENT
      IDENTITY OF ISSUE                           INVESTMENT        ACQUISITION         VALUE
      -----------------                           ----------        -----------         -----
* UDI Stable Capital Fund                      4,164,366 shares    $ 51,572,756      58,467,695

* Templeton Foreign Fund                       1,023,942 shares      10,387,814      10,587,563

* United Dominion Company Pooled Stock Fund     555,539 shares        4,804,170       3,222,679

* AXP New Dimensions Fund                      2,164,542 shares      59,713,642      62,901,577

* AXP Selective Fund                            795,938 shares        6,993,548       6,956,498

* AETC - Collective Equity Index I Fund         594,626 shares       21,250,215      22,775,945

* AIM Constellation Fund                       1,076,358 shares      38,999,218      31,139,050

* American Century Income & Growth Fund         777,972 shares       26,198,833      23,479,207

* Dreyfus Founders Balanced Fund               2,338,133 shares      25,707,554      21,557,589

  Loan Fund                                   Participant Loans
                                              Rates: 7% to 10.5%
                                              Various Maturities      7,537,289       7,537,325
                                                                      ---------       ---------
                                                                   $253,165,039     248,625,128
                                                                   ============     ===========

* Party-in-interest

                                                                 SCHEDULE 2

                      UNITED DOMINION INDUSTRIES, INC
                               COMPASS PLAN

                    Schedule of Reportable Transactions

                   For the Year Ended December 31, 2000


                                        DESCRIPTION         PURCHASE         SELLING         COSTS OF        NET GAIN
IDENTITY OF PARTY INVOLVED               OF ASSETS           PRICE            PRICE           ASSETS          (LOSS)
--------------------------               ---------           -----            -----           ------          ------

American Express Trust Company
UDI Stable Capital Fund                886,639 units     $ 12,101,923             --               --              --
                                      1,089,379 units             --       14,797,454       11,312,701       3,484,753

AXP Stock Fund Class Y                   958 units             28,247             --               --              --
                                       742,758 units              --       21,229,312       17,966,355       3,262,957

AXP New Dimensions Fund                586,746 units       19,215,593             --               --              --
 Class Y                               323,328 units              --       11,830,544        5,983,576       5,846,968

AXP Mutual Fund Class Y                 12,157 units          153,422             --               --              --
                                      2,219,833 units             --       27,855,980       29,784,530      (1,928,550)

American Century Income and            722,743 units       24,434,594             --               --              --
 Growth Fund                           103,540 units              --        3,408,533        3,202,608         205,925

AIM Constellation Fund                 670,384 units       26,140,760             --               --              --
                                       188,268 units              --        7,824,476        5,324,878       2,499,598

Dreyfus Founders Balanced             2,523,276 units      27,714,635             --               --              --
 Fund Class F                          395,700 units              --        4,152,481        4,441,706        (289,225)


Note: The transactions set forth herein are those which individually or in the aggregate by investment, involve an amount in excess of five percent ($13,096,685) of the fair value of the plan assets ($261,933,706) at the beginning of the plan year.

                                                                 SCHEDULE 3
                      UNITED DOMINION INDUSTRIES, INC
                               COMPASS PLAN

                    Schedule of Nonexempt Transactions

                       Year Ended December 31, 2000

IDENTITY OF PARTY        RELATIONSHIP                 DESCRIPTION                      PURCHASE
    INVOLVED*            TO THE PLAN                OF TRANSACTION                       PRICE
    ---------            -----------                --------------                       -----
     Serco                Employer        Participant contribution not remitted
                                          to plan within 15 day limit                 $   59,904
     Ceco                 Employer        Participant contribution not remitted
                                          to plan within 15 day limit                 $   35,827
  Flair Stanley           Employer        Participant contribution not remitted
                                          to plan within 15 day limit                 $    3,506
     Kelley               Employer        Participant contribution not remitted
                                          to plan within 15 day limit                 $      881
      Ceco                Employer        Participant contribution not remitted
                                          to plan within 15 day limit                 $      516
 Radiodetection           Employer        Participant contribution not remitted
                                          to plan within 15 day limit                 $   25,718
  Flair Ocala             Employer        Participant contribution not remitted
                                          to plan within 15 day limit                 $    3,431
     Serco                Employer        Participant loan repayment not
                                          remitted to plan within 15 day limit        $    2,285
      Ceco                Employer        Participant loan repayment not
                                          remitted to plan within 15 day limit        $    5,325
 Radiodetection           Employer        Participant loan repayment not
                                          remitted to plan within 15 day limit        $      485
 Flair Stanley            Employer        Participant loan repayment not
                                          remitted to plan within 15 day limit        $      617
  Flair Ocala             Employer        Participant loan repayment not
                                          remitted to plan within 15 day limit        $    3,948
      Ceco                Employer        Participant loan repayment not
                                          remitted to plan within 15 day limit        $       40

*Subsidiaries of United Dominion Industries, Inc.

                                 SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              UNITED DOMINION INDUSTRIES, INC.
                              COMPASS PLAN


                              By:   United Dominion Industries, Inc.
                                    Management Pension Committee


 Date:  July 17, 2001               By:    /s/  Patrick J. O'Leary
                                          ------------------------
                                          Patrick J. O'Leary



                                    By:    /s/  Christopher J. Kearney
                                          ----------------------------
                                          Christopher J. Kearney

                               EXHIBIT INDEX

  Exhibit No.    Document
  -----------    --------
     23          Consent of KPMG LLP